BB 7/11

19



SI 03052024 ...ES ...GE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
JUN 23 2003
WASH, D.C. 188 SECTION

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SEC FILE NUMBER
8-1303

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Miller Johnson Steichen Kinnard, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 Second Ave S
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dean C. Reder (612) 370-2961
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name — *if individual, state last, first, middle name*)

5601 Green Valley Drive Suite 700 (Address) Bloomington (City) MN (State) 55437 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Dean C Reder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Johnson Steichen Kinnard, Inc, as of March 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



EILEEN E. McLAUGHLIN
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

Eileen E McLaughlin
Notary Public

Signature

SVP & Controller
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Miller Johnson Steichen Kinnard, Inc.

Statement of Financial Condition

March 31, 2003

Assets	
Cash and cash equivalents	$ 5,614,000
Trading securities owned, at market	5,215,600
Deposits at clearing organizations	5,013,000
Receivable from brokers	1,515,600
Furniture and equipment (net of depreciation of $4.8 million)	581,300
Other assets	1,108,600
Total assets	$ 19,048,100
Liabilities and stockholder's equity	
Liabilities:	
Payable to clearing organization	$ 4,525,100
Accounts payable	1,607,300
Trading securities sold but not yet purchased, at market	949,300
Payable for legal claim settlements	2,580,000
Other liabilities	614,200
Total liabilities	10,275,900
Stockholder's equity:	
Common stock, $.01 par value:	
Authorized shares: 100,000, issued and outstanding shares – 1,000	10
Additional paid-in capital	87,570,300
Accumulated deficit	(78,798,100)
Total stockholder's equity	8,772,200
Total liabilities and stockholder's equity	$ 19,048,100

See accompanying notes.